Via EDGAR

April 21, 2022

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Investment Corporation
File No. 814-00646
Filing of Joint Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of Apollo Investment Corporation (the “Corporation”), a company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)

a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act) approving the amount, type, form and coverage of the joint fidelity bond, attached hereto as Exhibit A;

(ii)	a copy of the Corporation’s joint insured fidelity bond, attached hereto as Exhibit B; and

(iii)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C.

The Corporation would have provided and maintained a single insured bond in the amount of at least $1.5 million had it not been named as an insured under a joint insured bond. The Corporation has paid a premium for a $5.0 million bond for the policy period, April 5, 2022 through April 5, 2023.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

/s/ Joseph D. Glatt

Joseph D. Glatt

Secretary

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary of Apollo Investment Corporation, a Maryland Corporation (the “Corporation”) does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period April 5, 2022 to April 5, 2023.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 21st day of April, 2022.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary